UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 April 2025 entitled ‘Total Voting Rights and Issued Capital’.
99.2Media release dated 4 April 2025 entitled ‘Rio Tinto increases Australian supplier spend to A$17.7 billion’.
99.3Stock Exchange announcement dated 7 April 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.4Stock Exchange announcement dated 7 April 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.5Stock Exchange announcement dated 7 April 2025 entitled ‘Appendix 3H – Notification cessation of securities’.
99.6Stock Exchange announcement dated 8 April 2025 entitled ‘Notice of dividend currency exchange rates 2024 final dividend’.
99.7Stock Exchange announcement dated 8 April 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.8Media release dated 17 April 2025 entitled ‘Rio Tinto and AMG Metals & Materials to assess low-carbon aluminium project in India’.
99.9Stock Exchange announcement dated 23 April 2025 entitled ‘Appendix 3A.1 – Notification of dividend / distribution’.
99.10Stock Exchange announcement dated 25 April 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.11Stock Exchange announcement dated 28 April 2025 entitled ‘Form 605 – Notice of ceasing to be a substantial holder’.
99.12Stock Exchange announcement dated 28 April 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.13Stock Exchange announcement dated 28 April 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.14Stock Exchange announcement dated 28 April 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.15Stock Exchange announcement dated 30 April 2025 entitled ‘Form 603 – Notice of initial substantial holder’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 May 2025	Date	1 May 2025